TASEKO ANNOUNCES CLOSING OF US$23 MILLION BOUGHT DEAL

OVER-ALLOTMENT OPTION EXERCISED IN FULL

November 17, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") announces that it has closed its previously announced bought deal offering, (the "Offering").  A total of 27,750,000 common shares of the Company were sold at the price of US$0.83 per Offered Share for gross proceeds of approximately US$23 million. The Offering was completed pursuant to an underwriting agreement dated November 11, 2020 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including Velocity Trade Capital Ltd., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc. (collectively, the "Underwriters").

In addition, the Underwriters have exercised the over-allotment option in full, with closing expected to be completed on November 17, 2020.  The Company will issue an additional 4,162,500 common shares for additional proceeds of approximately US$3.45 million.

The proceeds of the Offering are anticipated to be used to fund ongoing operating, engineering and project costs in connection with the advancement of the Company's Florence Copper Project and for general corporate purposes and working capital.

The Offering was completed by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-237948) (the "Registration Statement").  The U.S. form of Base Shelf Prospectus is included in the Registration Statement.  This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

For further information on Taseko, please contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of proceeds of the Offering, the anticipated closing of the Over-Allotment Option and the advancement of the development of the Company's Florence Copper Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  For further information on Taseko and the assumptions and risks related to Taseko's business and forward looking statements, investors should review the Company's annual information form, annual MD&A and audited financial statements filed by the Company under Canadian securities laws at www.sedar.com and included in the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov, together with the Prospectus Supplement and other continuous disclosure filings made by the Company that have been filed at www.sedar.com and www.sec.gov and incorporated by reference into the Prospectus Supplement.

For readers in the European Economic Area and the United Kingdom

In any EEA Member State and the United Kingdom (each, a "Relevant State"), this communication is only addressed to and directed at qualified investors in that Relevant State within the meaning of the Prospectus Regulation. The term "Prospectus Regulation" means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom; (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (iii) certain high net worth companies and persons who fall within Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the Order; and/or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.